UNITED STATES OF AMERICA

             SECURITIES AND EXCHANGE COMMISSION



Sempra Energy                             )
                                          )    File No. 70-9033
Certificate of Notification               )


                    CERTIFICATE OF NOTIFICATION

     This Certificate of Notification is filed by Sempra Energy ("Sempra") pursuant to Rule 24(a) under the Public Utility Holding Company Act of 1935, in connection with the Application of Sempra filed on Form U-1 on March 26, 1997, as amended (the "Application"). Sempra hereby certifies that the Transaction as described in the Application was carried out on June 26, 1998, in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order dated June 26, 1998. Filed herewith is Exhibit F-2, the Past Tense Opinion of Counsel Relating to the Transaction.


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                             SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SEMPRA ENERGY



Date: July 2, 1998                      By: /s/ Frederick E. John
                                            ----------------------
                                            Frederick E. John